UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
TO
ANNUAL REPORT
OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Chia Tiger

Chief Legal Officer and

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance
of the State of Israel
800 Second Avenue
17th Floor
New York, New York 10017

Copies to:

DAVID MENCHEL, ESQ.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 2 is to file with the Securities and Exchange Commission the Summary Information and Recent Developments in the State as of January 1, 2018, which is included as Exhibit D-2 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D and the Summary Information and Recent Developments previously filed as Exhibit D-1.

EXHIBIT INDEX

Exhibit Number

A:	None.
B:	None.
C-1: (P)	Copy of the State Budget for Fiscal Years 2015 − 2016 (in Hebrew).**
C-2: (P)	Copy of the State Budget for Fiscal Years 2017 − 2018 (in Hebrew).***
D:	Current Description of the State of Israel.*
D-1:	Summary Information and Recent Developments in the State as of September 6, 2017. *
D-2:	Summary Information and Recent Developments in the State as of January 1, 2018.

*	Previously filed.
**	Filed by paper filing under cover of Form SE on January 6, 2016, pursuant to Rules 306(c) and 311 of Regulation S-T.
***	Filed by paper filing under cover of Form SE on June 30, 2017, pursuant to Rules 306(c) and 311 of Regulation S-T.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 4th day of January, 2018.

STATE OF ISRAEL

By:	/s/ Rony Hizkiyahu
Rony Hizkiyahu
Accountant General
Ministry of Finance

By:	/s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

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